                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 1, 2006
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 pages)



--------------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 13 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Price Group LLC
        52-2255962

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                -----------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            7,388,369  (See Item 5)
           SHARES                -----------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                -----------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            7,388,369  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        7,388,369  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        27.8%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 13 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        San Diego Revitalization Corp.
        33-0898712

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                -----------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            2,907,428  (See Item 5)
          OWNED BY               -----------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                -----------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            2,907,428  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        2,907,428  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        10.9%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 13 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sol Price

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         OO, AF
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            894,759  (See Item 5)
           SHARES                -----------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            10,295,797  (See Item 5)
          OWNED BY               -----------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            894,759  (See Item 5)
           PERSON                -----------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            10,295,797  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        11,190,556  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        42.1%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 13 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert E. Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            610  (See Item 5)
           SHARES                -----------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            13,404,775  (See Item 5)
          OWNED BY               -----------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            610  (See Item 5)
           PERSON                -----------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            13,404,775  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        13,405,385  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         50.5%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 13 PAGES


        This Amendment No. 5 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), Sol Price, a natural person, and Robert E. Price, a natural person, with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2.         IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

      (a), (f) This statement on Schedule 13D is being jointly filed by (i) The Price Group LLC, a California limited liability company ("Price Group"), (ii) San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), (iii) Sol Price, a natural person and citizen of the United States of America, and
                (iv) Robert E. Price, a natural person and citizen of the United States of America.

                The managers of Price Group (the "Price Group Managers"), each of whom is a citizen of the United States of America, are as follows:

                      Sol Price           Manager
                      Robert E. Price     Manager
                      Jack McGrory        Manager
                      Murray Galinson     Manager
                      Kathy Hillan        Manager
                      Joseph R. Satz      Manager
                      Simon Lorne         Manager
                      R. Gregory Morgan   Manager
                      Mitch Lynn          Manager

                The directors and executive officers of SDRC (collectively, the "SDRC Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                      Sol Price           Director and Chairman of the Board
                      Robert E. Price     Director and President
                      Jack McGrory        Director and Executive Vice President
                      Allison Price       Director
                      Murray Galinson     Director
                      William Gorham      Director
                      Joseph R. Satz      Secretary
                      Kathy Hillan        Treasurer

                Each of Price Group, SDRC, Mr. S. Price and Mr. R. Price affirms membership in a group with each other. Each of Price Group, SDRC, Mr. S. Price and Mr. R. Price disclaims membership in a group with the Price Group Managers (other than Mr. S. Price and Mr. R. Price) and the SDRC Directors and Officers (other than Mr. S. Price and Mr. R. Price).

      (b)-(c) The principal executive office of Price Group and SDRC, and the principal business address of each of Mr. S. Price, Mr. R. Price, the Price Group Managers (other than Mr. Lorne and Mr.
                Lynn) and the SDRC Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Lorne is 666 Fifth Avenue, 8th Floor, New York, New York 10103. The principal business address of Mr. Lynn is 2245 San Diego Avenue, No. 223, San Diego, California 92110.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 7 OF 13 PAGES


                The principal business of Price Group is real estate and investment. The principal business of SDRC is to function as a public charity. The principal occupation of Mr. S. Price is self-employed investor and manager of Price Group. The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of Mr. McGrory is manager of Price Group. The principal occupation of each of Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price is not presently employed. The principal occupation of Mr. Lorne is Vice Chairman and Chief Legal Officer of Millennium Partners L.P., a hedge fund. The principal occupation of Mr. Morgan is lawyer. The principal occupation of Mr. Lynn is self-employed investor.

      (d)-(e) During the last five years, neither Price Group, SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers, nor any of the SDRC Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On September 20, 2004, in connection with a restructuring of International Finance Corporation's ("IFC") investments in PriceSmart, Price Group and IFC executed a Put Option Agreement, dated as of September 20, 2004, which was amended and restated as of January 7, 2005 (the "Option Agreement"), pursuant to which Price Group granted to IFC the option (the "Put Option"), exercisable in whole or in part between November 30, 2005 and November 30, 2006, to require Price Group to purchase up to 300,000 shares of Common Stock from IFC at the price of $12 a share. On or around February 1, 2006, IFC delivered notice to Price Group, exercising the Put Option in its entirety. However, the settlement of such exercise will not occur until March 15, 2006, at which time, pursuant to the terms and conditions of the Put Option, IFC will transfer 300,000 shares of Common Stock to Price Group, and Price Group will transfer the purchase price of $3,600,000 to IFC. Price Group will fund the purchase price with working capital.

        The description and summary herein of the Put Option and the Option Agreement are qualified in their entirety by the Option Agreement, which is attached as Exhibit 4 hereto and hereby incorporated herein in its entirety in response to this Item 3.


ITEM 4.         PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 4.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 13 PAGES


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

      (a)-(b) Price Group, SDRC, Mr. S. Price and Mr. R. Price presently may be deemed to beneficially own, in the aggregate, 14,300,144 shares of Common Stock, which represent approximately 53.8% of the outstanding Common Stock. (2) Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 14,330,834 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 12,980 shares of Common Stock), which represent approximately 53.9% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers is as follows: (3)

                        Price Group presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 7,388,369 shares over which it may be deemed to have shared voting and dispositive power.

                        SDRC presently may be deemed to beneficially own 2,907,428 shares of Common Stock, which represent approximately 10.9% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 2,907,428 shares over which it may be deemed to have shared voting and dispositive power.

                        Mr. S. Price presently may be deemed to beneficially own 11,190,556 shares of Common Stock, which represent approximately 42.1% of the outstanding Common Stock, 894,759 shares over which he may be deemed to have sole voting and dispositive power and 10,295,797 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.


--------------------------
        (2) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 26,556,505 shares of Common Stock estimated to be issued and outstanding as of January 23, 2006, as reported in the Amendment No. 1 to Form 10K/A, filed by PriceSmart with the SEC on January 26, 2006, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

        (3) Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the SDRC Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include 7,388,369 shares held by Price Group, and the shares disclosed for each of the SDRC Directors and Officers all include 2,907,428 shares held by SDRC.

        Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 13 PAGES


                        Mr. R. Price presently may be deemed to beneficially own 13,405,385 shares of Common Stock, which represent approximately 50.5% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive power and 13,404,775 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 10,307,497 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 6,490 shares of Common Stock), which represent approximately 38.8% of the outstanding Common Stock, 6,490 shares over which he may be deemed to have sole voting and dispositive power and 10,301,007 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 10,314,787 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 6,490 shares of Common Stock), which represent approximately 38.8% of the outstanding Common Stock, 18,990 shares over which he may be deemed to have sole voting and dispositive power and 10,295,797 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own 10,295,797 shares of Common Stock, which represent approximately 38.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 10,295,797 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Hillan presently may be deemed to beneficially own 10,295,797 shares of Common Stock, which represent approximately 38.8% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 10,295,797 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Lorne presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,388,369 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Morgan presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,388,369 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Lynn presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,388,369 shares over which he may be deemed to have shared voting and dispositive power.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 13 PAGES


                        Mr. Gorham presently may be deemed to beneficially own 2,907,428 shares of Common Stock, which represent approximately 10.9% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 2,907,428 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent any of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of Price Group, SDRC, Mr.
                S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Price and 18,805 shares of Common Stock with Sarah Price. Ms. R. Price is employed by the Price Family Charitable Fund, and Ms. S. Price is an actress.

                        Mr. McGrory may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price. Mr. B. Price is self-employed.

                        The principal business address of each of Ms. R. Price, Ms. S. Price and Mr. B. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                        None of Ms. R. Price, Ms. S. Price and Mr. B. Price has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. R. Price, Ms. S. Price and Mr. B. Price is a citizen of the United States of America.

                The information set forth in Item 2 above is hereby incorporated herein in its entirety in response to this Item 5(b).

                Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by SDRC, SDRC disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr.
                R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr. S. Price, any of the Price Group Managers or any of the SDRC Directors and Officers.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 11 OF 13 PAGES


      (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 5(c).

                On February 7, 2006, the Price Family Charitable Trust purchased 600 shares of Common Stock on the open market for $8.43 per share. Mr. S. Price is the sole trustee of the Price Family Charitable Trust.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 6.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following information:

------ ------------ ------------------------------------------------------------
        EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
------ ------------ ------------------------------------------------------------

------ ------------ ------------------------------------------------------------
            4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (filed herewith).

------ ------------ ------------------------------------------------------------

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 12 OF 13 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2006


                                                THE PRICE GROUP LLC

                                                /s/ Jack McGrory
                                                --------------------------------
                                                By:     Jack McGrory
                                                Title:  Manager



                                                SAN DIEGO REVITALIZATION CORP.

                                                /s/ Jack McGrory
                                                --------------------------------
                                                By:     Jack McGrory
                                                Title:  Executive Vice President



                                                SOL PRICE

                                                /s/ Sol Price
                                                --------------------------------



                                                ROBERT E. PRICE

                                                /s/ Robert E. Price
                                                --------------------------------

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 13 OF 13 PAGES


                                  EXHIBIT INDEX


------ ------------ ------------------------------------------------------------
        EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
------ ------------ ------------------------------------------------------------

------ ------------ ------------------------------------------------------------
            1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to
                    Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29, 2004).

------ ------------ ------------------------------------------------------------
            2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

------ ------------ ------------------------------------------------------------
            3 Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9, 2006).

------ ------------ ------------------------------------------------------------
            4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (filed herewith).

------ ------------ ------------------------------------------------------------